

Benjamin Sawyer
Head of Corporate Actions

New York Stock Exchange
11 Wall Street, 14th Floor
New York, NY 10005

February 14, 2018

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the Shares of beneficial interest, no par value of the following series of Direxion Shares ETF Trust, under the Exchange Act of 1934.

- Portfolio+ S&P® Mid Cap ETF

- Portfolio+ Emerging Markets ETF

- Portfolio+ Developed Markets ETF

- Portfolio+ Total Bond Markets ETF

Sincerely,

Ben Sawyer